Aduro Clean Technologies Inc.

Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2025
(Unaudited)

(Expressed in Canadian Dollars)

Aduro Clean Technologies Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

	August 31, 2025	May 31, 2025
ASSETS
Current
Cash and cash equivalents	$15,086,091	$6,957,846
Deposits and prepaid expenses (Note 4)	1,223,545	1,161,722
Other receivables (Note 5)	570,190	304,424
Deferred transaction costs	-	137,051
	16,879,826	8,561,043
Non-current
Property and equipment (Note 6)	5,599,060	4,109,459
Right of use assets (Note 7)	147,319	163,918
	5,746,379	4,273,377
Total Assets	$22,626,205	$12,834,420

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Trade payables and other current liabilities (Note 11)	$533,621	$468,037
Lease liability - current portion (Note 8)	62,190	60,621
	595,811	528,658
Non-current
Lease liability - non-current portion (Note 8)	94,378	110,332
Derivative financial liability (Note 9)	3,805,138	403,053
	3,899,516	513,385
Shareholders' equity (Note 10)
Share capital	49,298,928	38,114,675
Warrant reserve	411,338	453,278
Contributed surplus	9,787,496	8,266,290
Accumulated deficit	(41,366,884)	(35,041,866)
	18,130,878	11,792,377
Total Liabilities and Shareholders' Equity	$22,626,205	$12,834,420

Nature and continuance of operations (Note 1)

Subsequent events (Note 20)

Approved on behalf of the Board of Directors on October 15, 2025:

  "Ofer Vicus"                   , Director   "Peter Kampian"              , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Loss and Comprehensive Loss

Expressed in Canadian Dollars

	Three months ended August 31, 2025	Three months ended August 31, 2024

Revenue (Note 12)	$44,500	$55,000

Expenses
Research and development (Note 15)	2,100,929	1,237,175
General and administrative (Note 14)	2,721,812	1,147,080
Depreciation and amortization (Note 6 and 7)	142,212	126,733
Finance costs (Note 13)	3,209	2,694
Foreign exchange	(65,512)	3,850
	4,902,650	2,517,532
Loss before other items	(4,858,150)	(2,462,532)

Other items
Change in fair value of derivative financial liability (Note 9)	(1,548,663)	-
Other income	81,795	-

Loss and comprehensive loss	$(6,325,018)	$(2,462,532)

Basic and diluted loss per share	$(0.205)	$(0.105)

Weighted average number of common shares outstanding	30,790,622	23,480,344

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Changes in Equity

Expressed in Canadian Dollars

	Share Capital
	Number of Shares	Amount	Warrant Reserve	Contributed Surplus	Deficit	Total
Balance, May 31, 2024	21,759,130	22,477,986	1,328,901	5,445,407	(22,896,076)	6,356,218
Shares issued on exercise of Class B Special Warrants (Note 10)	4,102,562	-	-	-	-	-
Shares and warrants issued (Note 10)	834,178	2,955,153	372,155	21,536	-	3,348,844
Shares issued on exercise of warrants (Note 10)	503,090	2,374,549	(513,736)	(3,916)	-	1,856,897
Shares issued on exercise of options (Note 10)	26,769	156,193	-	(36,363)	-	119,830
Share-based compensation expense (Note 16)	-	-	-	589,051	-	589,051
Net loss for the period	-	-	-	-	(2,462,532)	(2,462,532)
Balance, August 31, 2024	27,225,729	27,963,881	1,187,320	6,015,715	(25,358,608)	9,808,308
Balance, May 31, 2025	29,613,178	38,114,675	453,278	8,266,290	(35,041,866)	11,792,377
Shares and warrants issued (Note 10)	1,090,048	11,217,825	-	-	-	11,217,825
Derivative financial liability (Note 9)	-	(2,288,295)	-	-	-	(2,288,295)
Shares issued on exercise of warrants (Note 10)	71,746	721,235	(41,940)	-	-	679,295
Shares issued on exercise of options (Note 10)	231,945	1,105,788	-	(512,648)	-	593,140
Share-based compensation expense (Note 16)	-	-	-	2,461,554	-	2,461,554
RSUs issued and vested (Note 10)	35,000	427,700	-	(427,700)	-	-
Net loss for the period	-	-	-	-	(6,325,018)	(6,325,018)
Balance, August 31, 2025	31,041,917	$49,298,928	$411,338	$9,787,496	$(41,366,884)	$18,130,878

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statement of Cash Flows

Expressed in Canadian Dollars

	Three months ended August 31, 2025	Three months ended August 31, 2024
Operating Activities
Net loss for the period	$(6,325,018)	$(2,462,532)
Items not affecting cash:
Depreciation and amortization	142,212	126,733
Share-based compensation expense (Note 16)	2,461,554	589,051
Interest expense accrued	3,209	2,449
Other Income	(81,795)	-
Change in fair value of derivative financial liability (Note 9)	1,548,663	-
Changes in non-cash working capital (Note 19)	(353,447)	(137,652)
Cash used in operating activities	(2,604,622)	(1,881,951)

Financing Activities
Issue of common shares, net of issuing costs (Note 10)	12,192,438	5,325,571
Finance lease repayments (Note 8)	(17,594)	(12,058)
Deferred transaction Costs	-	(40,169)
Cash provided by financing activities	12,174,844	5,273,344

Investing activities
Property and equipment acquired	(1,523,772)	(255,077)
Other Income	81,795	-
Cash used by investing activities	(1,441,977)	(255,077)
Change in cash during the period	8,128,245	3,136,316
Cash and cash equivalents, start of period	6,957,846	2,814,576
Cash and cash equivalents, end of period	$15,086,091	$5,950,892

Supplementary disclosure of non-cash activities:

Increase in accounts payable related to property and equipment during the period	91,442	58,287

Increase in accounts payable related to deferred transaction costs during the period	-	58,531

Deferred transaction costs reclassified to share capital	137,051	-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Aduro Clean Technologies Inc. (the "Company") was incorporated in the Province of British Columbia on January 10, 2018, under the Business Corporations Act of British Columbia. On February 12, 2019, the Company's shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol "DFT." On April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc." from Dimension Five Technologies Inc. and the Company's shares were re-listed under the symbol ACT. On July 28, 2021, the Company's shares commenced trading on the Frankfurt Exchange in Germany under the symbol "9D50". On November 7, 2024, the Company's common shares commenced trading on the Nasdaq Capital Market under the ticker symbol "ADUR".

The Company's primary business is the holding company of Aduro Energy Inc. ("Aduro"). Aduro is an early-stage business focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. The water based chemical recycling platform features three sector focus applications, Hydrochemolytic Plastics Upcycling ("HPU"), Hydrochemolytic Renewables Upgrading ("HRU") and Hydrochemolytic Bitumen Upgrading ("HBU"). As at August 31, 2025, the Company has developed and owns ten patents, seven granted and three pending.

The registered and records office of the Company is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, Canada V6C 2B5, and the head office of the Company is located at 542 Newbold Street, London, ON, Canada N6E 2S5. During the three-month period ended August 31, 2025, the Company closed its underwritten U.S. public offering (Note 10) that realized net proceeds of $11,217,825,  which will be used for general working capital purposes to advance Aduro's scale-up and path to commercialization. As at August 31, 2025, the Company had a deficit of $41,366,884 since inception and incurred negative operating cash flows. As at August 31, 2025, the Company's working capital balance was $16,284,015 (May 31, 2025: $8,032,385) and available cash of $15,086,091 (May 31, 2025: $6,957,846). Therefore, management concludes that the Company has sufficient funds to fund its operations for the next twelve months. Ultimately the continuing operations of the Company are dependent upon generating profitable operations and obtaining funding, as required, to allow the Company to achieve its business objectives. While the Company's management believes that there are many financing opportunities available, there is no assurance that it will be able to successfully obtain additional financing as needed. These consolidated financial statements have been prepared using accounting policies applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due and do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the classifications used in the consolidated statements of financial position.

2. BASIS OF PREPARATION

a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared based on the principles of IFRS Accounting Standards (IFRS) and International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board (IASB), London, and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended May 31, 2025 and accompanying notes.

These financial statements were authorized for issue by the Board of Directors on October 15, 2025.

b) Basis of consolidation

The financial statements of all entities controlled by the Company, including Aduro Energy Inc. and Aduro Clean Technologies Europe B.V., are included in the Financial Statements from the date control commenced. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company's subsidiaries have the same reporting date as the Company. Intra-group balances and transactions are eliminated on consolidation.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

c) Basis of measurement

The financial statements have been prepared using the historical cost basis except as detailed in the Company's accounting policies in Note 3 to the consolidated financial statement for the year ended May 31, 2025.

d) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The critical accounting estimates and judgments set out below have been applied consistently to all periods presented in these financial statements.

a) Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

b) Property and equipment

Property and equipment are depreciated/amortized over the estimated useful life of the asset to the asset's estimated residual value as determined by management. Assessing the reasonableness of the estimated useful life, residual value and the appropriate depreciation/amortization methodology requires judgment and is based on management's experience and knowledge of the industry.

c) Impairment

An evaluation of whether or not an asset is impaired involves consideration of whether indicators of impairment exist. Factors which could indicate impairment exists include: significant underperformance of an asset relative to historical or projected operating results, significant changes in the manner in which an asset is used or in the Company's overall business strategy, the carrying amount of the net assets of the Company being more than its market capitalization or significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. Events can occur in these situations that may not be known until a date subsequent to their occurrence. When there is an indicator of impairment, the recoverable amount of the asset is estimated to determine the amount of impairment, if any. If indicators conclude that the asset is no longer impaired, the Company will reverse impairment losses on assets only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Similar to determining if an impairment exists, judgment is required in assessing if a reversal of an impairment loss is required.

d) Warrants, stock options, restricted share units, and derivative financial liability

Share purchase warrants, stock options, and derivative financial liabilities are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or stock option and expected risk-free interest rate.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

The fair value of Restricted Share Units (RSUs) is measured based on the closing price of the Company's common shares on the date of grant. The fair value of each tranche of RSUs is recognized as expense on a straight-line basis over its vesting period. The fair value of RSUs is charged to profit or loss with a corresponding increase in contributed surplus within equity. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon vesting of equity settled RSUs, the related contributed surplus associated with the RSU is reclassified into share capital.

4. DEPOSITS AND PREPAID EXPENSES

	August 31, 2025 $	May 31, 2025 $
Prepaid Equipment	410,979	337,186
Prepaid Investor Relations	353,008	177,418
Prepaid Insurance	151,832	361,516
Prepaid Consulting Fees	15,008	12,215
Prepaid Conferences	33,806	14,126
Deposits	75,697	50,697
Other	183,215	208,564
Total	1,223,545	1,161,722

5. OTHER RECEIVABLES

	August 31, 2025 $	May 31, 2025 $
HST receivable	447,688	122,249
Due from related party	77,586	77,353
Services receivable	44,500	104,765
Other	416	57
Total	570,190	304,424

The Company's exposure to credit risk related to other receivables is disclosed in Note 17.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

6. PROPERTY AND EQUIPMENT

The following table summarizes the Company's property and equipment as at August 31, 2025, May 31, 2025 and May 31, 2024:

	Motor Vehicle $	Furniture & Fixtures $	Leasehold Improvement $	Computer Equipment $	Research Equipment $	Capital Work in Progress $	Total $
Cost:
Balance at May 31, 2024	40,005	179,246	1,535,581	98,557	1,754,108	-	3,607,497
Additions	18,464	5,498	53,881	17,199	398,455	969,799	1,463,296
Balance at May 31, 2025	58,469	184,744	1,589,462	115,756	2,152,563	969,799	5,070,793
Additions	-	-	94,844	24,574	43,639	1,452,157	1,615,214
Balance at August 31, 2025	58,469	184,744	1,684,306	140,330	2,196,202	2,421,956	6,686,007
Accumulated depreciation:
Balance at May 31, 2024	11,668	43,623	337,807	35,003	50,764	-	478,865
Charge for the year	12,309	35,580	309,685	21,010	103,885	-	482,469
Balance at May 31, 2025	23,977	79,203	647,492	56,013	154,649	-	961,334
Charge for the period	3,654	8,961	80,334	5,706	26,958	-	125,613
Balance at August 31, 2025	27,631	88,164	727,826	61,719	181,607	-	1,086,947
Carrying amounts:
At May 31, 2024	28,337	135,623	1,197,774	63,554	1,703,344	-	3,128,632
At May 31, 2025	34,492	105,541	941,970	59,743	1,997,914	969,799	4,109,459
At August 31, 2025	30,838	96,580	956,480	78,611	2,014,595	2,421,956	5,599,060

As at August 31, 2025, the Company had not identified any impairment indicators.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

7. RIGHT OF USE ASSETS

The following table summarizes the Company's right of use assets as at August 31, 2025, May 31, 2025 and May 31, 2024:

Total $
Cost:
Balance at May 31, 2024	218,145
Additions	161,949
Disposal	(144,289)
Balance at May 31, 2025	235,805
Additions	-
Balance at August 31, 2025	235,805
Accumulated Depreciation:
Balance at May 31, 2024	92,603
Charge for the year	53,833
Disposals	(74,549)
Balance at May 31, 2025	71,887
Charge for the period	16,599
Balance at August 31, 2025	88,486

Carrying amounts:
At May 31, 2024	125,542
At May 31, 2025	163,918
At August 31, 2025	147,319

The property leases are for Aduro's research office located at 542 Newbold Street, London, Ontario and a leased vehicle.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

8. LEASE LIABILITY

	August 31, 2025 $	May 31, 2025 $
Gross lease obligations	171,102	188,696
Deferred finance charges	(14,534)	(17,743)
Total lease liability	156,568	170,953
Less: Current portion	62,190	60,621
Non-current portion	94,378	110,332

Interest on lease liabilities included in finance costs (Note 13)	3,209	11,859
Incremental borrowing rate at Initial Application date	8.45%	8.45%
Total cash outflow for the lease liability	17,594	58,649

The Company's exposure to liquidity risk related to lease liability is disclosed in Note 17.

9. DERIVATIVE FINANCIAL LIABILITY

During the three-month period ended August 31, 2025, the company issued a total of 545,024 warrants, for a three-year period, with an exercise price of US$10.13, in connection with the Company's underwritten U.S. public offering. As the warrants have a US dollar exercise price which is not the functional currency of the Company, they do not meet the definition of an equity instrument and as a result have been classified as a derivative financial liability. The derivative financial liability has been recognized at fair value on the date of issuance, being $2,288,295, as calculated using Black-Scholes pricing model, based on the following assumption ranges:

Risk-free interest rate	From 2.90% to 2.93%
Expected life	3 years
Expected volatility	58.05% to 58.63%
Dividend rate	Nil

During the year ended May 31, 2025, the Company issued a total of 53,181 warrants, for a five-year period, with an exercise price of US$4.675, in connection with the Company's underwritten U.S. public offering. As the warrants have a US dollar exercise price which is not the functional currency of the Company, they do not meet the definition of an equity instrument and as a result have been classified as a derivative financial liability. The derivative financial liability has been recognized at fair value on the date of issuance, being $182,137, as calculated using Black-Scholes pricing model, based on the following assumption ranges:

Risk-free interest rate	From 2.89% to 3.14%
Expected life	5 years
Expected volatility	63.05% to 64.06%
Dividend rate	Nil

The derivative financial liability is remeasured at fair value at each reporting date, with any changes in fair value recognized in the statement of loss and comprehensive loss. For the three months ended August 31, 2025, the Company recorded an increase in the fair value of the derivative financial liability of $1,548,663.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

The following table summarizes the continuity of the derivative liability for the three-months ended August 31, 2025:

Financial Liability $
Balance at May 31, 2025	403,053
Fair value of the derivative financial liability on the date of issuance	2,288,295
Fair value changes of the derivative financial liability	1,548,663
Fair value of derivative liability reversed on exercise of warrants	(434,873)
Balance at August 31, 2025	3,805,138

The fair value at August 31, 2025 was estimated using the Black-Scholes pricing model, based on the following assumptions:

Risk-free interest rate	2.87%
Expected life	2.78 to 4.19 years
Expected volatility	58.96% to 66.98%
Dividend rate	Nil

10. SHARE CAPITAL

Common and Preferred Shares:

Authorized:

i. Unlimited common shares without par value

ii. Unlimited preferred shares without par value

Issued and outstanding:

As at August 31, 2025, the issued and outstanding common shares of the Company consisted of 31,041,917 common shares and nil preferred shares (May 31, 2025: 29,613,178 common shares and nil preferred shares).

On June 11, 2025, the Company closed an underwritten U.S. public offering of 947,868 common shares at a public offering price of US$8.44 per common share for gross proceeds of $10,932,008. In addition, the Company issued 473,934 warrants, for a three-year period, with an exercise price of US$10.13 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 9). On June 20, 2025, the Company closed an underwriter's over-allotment option of 142,180 common shares at a public offering price of US$8.44 per common share for gross proceeds of $1,647,359. In addition, the Company issued 71,090 warrants, for a three-year period, with an exercise price of US$10.13 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability. (Note 9).

During the three-month period ended August 31, 2025, 47,004 June 2024 Share Warrants were exercised at an exercise price of $5.20, 146,444 options were exercised at an exercise price of $2.1125, 21,000 options were exercised at an exercise price of $2.34, 48,616 options were exercised at an exercise price of $3.25, 9,000 options were exercised at an exercise price of $3.5424, and 6,885 options were exercised at an exercise price of $6.50, resulting in the issue of 278,949 common shares and gross proceeds of $837,561. Additionally, 50,119 November 2024 share warrants were exercised on a cashless basis. This resulted in the issuance of 24,742 common shares and the cancellation of the remaining 25,377 warrants, leading to a reclassification of $434,873 from derivative financial liability to share capital.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

On June 17, 2024, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 834,178 units (each, a "June 2024 Unit"), at a price of $4.225 per June 2024 Unit for gross proceeds of $3,524,400. Each June 2024 Unit is comprised of one common share and one-half of one common share purchase warrant (the "June 2024 Share Warrant"). Each June 2024 Share Warrant entitles the holder to acquire one common share at an exercise price of $5.20 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by the Company if the shares have a closing price of $6.175 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. The Company paid cash finder's fees of $144,054, all of which were recorded as share issuance costs, and issued 22,789 finder's warrants (the "June 2024 Finder Warrants") to certain finders in connection with the Offering. Each June 2024 Finder Warrant is exercisable into one share at a price of $5.20 per common share for a period of two years after the closing date.

On November 8, 2024, the Company closed an underwritten U.S. public offering of 941,177 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$4,000,002. In addition, the Company issued 47,058 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 9). On December 3, 2024, the Company closed a partial exercise of over-allotment option of 100,000 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$425,000. In addition, the Company issued 5,000 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 9). On December 11, 2024, the Company closed a partial exercise of over-allotment option of 22,470 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$95,498. In addition, the Company issued 1,123 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability (Note 9).

During the year ended May 31, 2025, 272,228 February 2021 Share Warrants were exercised at an exercise price of $1.625, 313,334 April 2021 Share Warrants were exercised at an exercise price of $1.625, 338,590 July 2022 Share Warrants were exercised at an exercise price of $3.25, 589,935 April 2023 Share Warrants were exercised at an exercise price of $4.225, 38,976 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 92,308 June 2024 Share Warrants were exercised at an exercise price of $5.20, 1,912 June 2024 Finder Warrants were exercised at an exercise price of $5.20, 69,500 options were exercised at an exercise price of $2.1125, 37,692 options were exercised at an exercise price of $2.34, 13,154 options were exercised at an exercise price of $3.25, 23,798 options were exercised at an exercise price of $3.5424, 20,615 options were exercised at an exercise price of $4.843, 1,619 options were exercised at an exercise price of $6.50, and 40,000 options were exercised at an exercise price of $9.00, resulting in the issue of 1,853,661 common shares and gross proceeds of $6,031,476.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

Stock Options:

As at August 31, 2025, the following table details the stock options outstanding:

Number of Options	Weighted Average Exercise Price	Weighted Average Life (years)	Expiry Date
702,215	$2.1125	5.66	April 30, 2031
335,463	$2.3400	6.47	February 20, 2032
123,077	$2.2750	6.80	June 20, 2032
563,315	$3.2500	2.33	December 29, 2027
172,386	$3.5425	3.03	September 11, 2028
63,231	$3.5425	3.24	November 29, 2028
92,308	$4.1600	0.41	January 29, 2026
769,283	$6.5000	3.93	August 6, 2029
270,000	$9.0000	4.37	January 15, 2030
743,500	$13.500	4.84	July 3, 2030
3,834,778	$6.0148	4.40

  A continuity schedule of the incentive stock options is as follows:

	August 31, 2025		May 31, 2025
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding beginning of period	3,323,223	$4.0988	2,454,940	$2.7107
Granted	743,500	13.5000	1,136,169	7.1821
Exercised	(231,945)	2.5572	(206,378)	4.0335
Cancelled	-	-	(61,508)	5.8689
Outstanding, end of period	3,834,778	$6.0148	3,323,223	$4.0988
Exercisable, end of period	2,529,614	$3.6224	2,569,926	$3.2297
Weighted average life (years)	4.40		4.58

The fair value of the stock options granted during the periods ended August 31, 2025 and May 31, 2025 were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 2.92% to 3.14%
Expected life	from 1 to 5 years
Expected volatility	from 54.41% to 66.38%
Dividend rate	Nil

For the three months ended August 31, 2025, an expense of $1,830,187 (2025: $589,051) was recognized for services provided based on vesting conditions of stock options. The amount recognized reflected the vesting duration of the options.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

Share Purchase Warrants:

As at August 31, 2025, the following table details the share purchase warrants issued by the Company:

Description	Expiry Date	Outstanding at August 31, 2025	Exercise price	Term (years)
June 2024 Share Warrants	June 17, 2026	277,793	$ 5.200	2
June 2024 Finder Warrants	June 17, 2026	20,876	$ 5.200	2
November 2024 Share Warrants	November 7, 2029	3,062	US$ 4.675	5
June 2025 Share Warrants	June 10, 2028	545,024	US$ 10.130	3
Total outstanding and exercisable		846,755
Weighted average exercise price and remaining term (in years)			$10.8176	2.08

        A continuity schedule of the number of share purchase warrants is as follows:

Total
Outstanding and exercisable, May 31, 2024	1,625,187
Issued	493,076
Cancelled/Expired/Exercised	(1,719,409)
Outstanding and exercisable, May 31, 2025	398,854
Issued	545,024
Cancelled/Expired/Exercised	(97,123)
Outstanding and exercisable, August 31, 2025	846,755

The carrying amounts of the June 2024 Finder Warrants are recognized as part of contributed surplus while the carrying amount of the other share purchase warrants are included in warrant reserve.

During the three-month period ended August 31, 2025, 47,004 June 2024 Share Warrants were exercised at an exercise price of $5.20, resulting in the issue of 47,004 common shares and $41,940 being reclassified from warrants reserve to share capital. Additionally, 50,119 November 2024 Share Warrants were exercised on a cashless basis. This resulted in the issuance of 24,742 common shares and the cancellation of the remaining 25,377 warrants, leading to a reclassification of $434,873 from derivative financial liability to share capital.

During the year ended May 31, 2025, 272,228 February 2021 Share Warrants were exercised at an exercise price of $1.625, 313,334 April 2021 Share Warrants were exercised at an exercise price of $1.625, 338,590 July 2022 Share Warrants were exercised at an exercise price of $3.25, 589,935 April 2023 Share Warrants were exercised at an exercise price of $4.225, 38,976 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 92,308 June 2024 Share Warrants were exercised at an exercise price of $5.20, 1,912 June 2024 Finder Warrants were exercised at an exercise price of $5.20, resulting in the issue of 1,647,283 common shares and $1,247,778 being reclassified from warrants reserve to share capital and $44,166 being reclassified from contributed surplus to share capital.

The fair value of the warrants issued during the periods ended August 31, 2025 and May 31, 2025 were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 2.84% to 3.85%
Expected life	from 2 to 5 years
Expected volatility	from 50.35% to 64.43%
Dividend rate	Nil

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

Special Warrants

On the closing of the transaction with Aduro Energy Inc. and Aduro's security holders whereby the Aduro's security holders sold their shares to the Company such that all of the issued and outstanding common shares of Aduro are now wholly owned by the Company (the "Transaction"), the Company issued 8,205,124 special warrants (the "SWs"), consisting of 4,102,562 Class A special warrants (the "ASWs") and 4,102,562 Class B special warrants (the "BSWs") at a deemed price equal to the Company's discounted share price (as defined), to Aduro's special warrant trustee to be held in trust until distributed on the first milestone ("FM") achievement date. The SWs are convertible for no additional consideration into the Company's Shares on a one-for-one basis upon the later of the achievement of the FM in the case of the ASWs or the achievement of the second milestone ("SM") in the case of the BSWs, as applicable, and the distribution of the SWs by the trustee. The FM was achieved on January 18, 2022, resulting in the 4,102,562 ASWs distributed and automatically converted on a one-for-one basis into common shares of the Company for no additional consideration and the 4,102,562 BSWs special warrants were issued to the Aduro security holders in accordance with the terms of the securities exchange agreement ("SEA"). The SM was achieved on August 14, 2024, resulting in the automatic conversion of the 4,102,562 BSWs on a one-for-one basis into common shares of the Company for no additional consideration.

Restricted Share Units

On July 3, 2025 the Company awarded 100,000 RSUs to a consultant of the company. Each RSU represents the right to receive, once vested, one common share in the capital of the Company. The first tranche of the RSU vested immediately upon the date of award, at which time the Company issued 35,000 common shares. The second tranche of 35,000 RSU's vest 6 months following the date of grant, and the third tranche of 30,000 RSU's vest 12 months following the date of grant. For the three months ended August 31, 2025, an expense of $631,367 (2025: Nil) was recognized for services provided based on vesting conditions of RSUs. The amount recognized reflected the vesting duration of the RSUs.

11. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

During the three months ended August 31, 2025 and 2024, compensation of key management personnel was as follows:

	Three months ended August 31, 2025 $	Three months ended August 31, 2024 $
Salary and related costs	309,177	170,940
Professional fees	84,167	120,001
Share-based compensation expense (Note 16)	806,507	257,435
	1,199,851	548,376

All transactions with related parties are in the normal course of operations and are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

As at August 31, 2025 and May 31, 2025, the outstanding balances for related parties was comprised of the following:

	August 31, 2025 $	May 31, 2025 $
Due to key management personnel	49,962	34,668
Due from key management personnel	77,586	77,353

These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

12. REVENUE

The Company entered into technical evaluation and collaboration agreements with organisations for evaluation of the Company's HPU and HBU technology. Revenue in the amount of $44,500, recognized in the Statements of Loss and Comprehensive Loss resulted from services completed during the three months ended August 31, 2025, pursuant to the technical evaluation and collaboration agreements (2025: $55,000).

13. FINANCE COSTS

Finance costs recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended August 31, 2025 $	Three months ended August 31, 2024 $
Lease finance charges	3,209	2,449
Other finance costs	-	245
Total Finance Costs	3,209	2,694

14. GENERAL AND ADMINISTRATIVE

General and administrative expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended August 31, 2025 $	Three months ended August 31, 2024 $
Investor relations and communication costs	184,077	158,305
Office and general	338,504	67,497
Professional fees (Note 16)	896,400	195,606
Salary and related costs (Note 16)	1,072,213	540,636
Transfer agent and filing costs	98,084	45,804
Travel	91,581	87,667
Conferences	7,053	6,976
Automobile	8,856	7,113
Bank charges	4,270	4,272
Other	20,774	33,204
Total General and Administrative	2,721,812	1,147,080

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

15. RESEARCH AND DEVELOPMENT

Research and development expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended August 31, 2025 $	Three months ended August 31, 2024 $
Project related expenses (Note 16)	644,185	432,326
Salary costs allocated (Note 16)	1,351,245	704,758
Payments to research partners	5,625	23,537
Professional fees - patent development costs	99,874	76,554
Total research and development	2,100,929	1,237,175

16. SHARE-BASED COMPENSATION EXPENSE

Share-based payment compensation recognized in the Statements of Loss and Comprehensive Loss is comprised of the following:

	Three months ended August 31, 2025 $	Three months ended August 31, 2024 $
Expense recognized for services provided based on vesting conditions of stock options (Note 10)	1,830,187	589,051
Expense recognized for services provided based on vesting conditions of restricted share units (Note 10)	631,367	-
Total share-based compensation expense	2,461,554	589,051

Share-based compensation expense is included in the Statement of Loss and Comprehensive loss as follows:

	Three months ended August 31, 2025 $	Three months ended August 31, 2024 $
Professional fees (Note 14)	743,490	2,634
Salary and related costs (Note 14)	622,359	261,134
Project related expenses (Note 15)	210,247	50,735
Salary costs allocated (Note 15)	885,458	274,548
Total share-based compensation expense	2,461,554	589,051

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Interest rate risk

The Company is exposed to interest rate risk. The lease liabilities have fixed cost of funds rate until maturity though subject to interest rate fluctuations if refinanced.

Foreign exchange risk

The Company is primarily exposed to foreign currency fluctuations in relation to its US dollar cash and trade payables. US dollar financial instruments subject to foreign exchange risk are summarized below. The Company has assessed the risk and decided not to hedge the risk.

(US$)	August 31, 2025 $	May 31, 2025 $
Cash and cash equivalents	7,081,089	3,462,908
Service Receivable	-	12,500
Trade payables	(37,305)	(10,218)
Net US dollar exposure	7,043,784	3,465,190

As at August 31, 2025, with other variables unchanged, a $0.10 change in the Canadian dollar against the US dollar would result in a $704,378 pre-tax gain (May 31, 2025: $345,269 gain) from the Company's financial instruments.

Credit risk

Credit risk arises from cash and cash equivalents held with a bank as well as credit exposure to customers in the form of outstanding trade and other receivables but excluding balances receivable from government entities. The maximum exposure to credit risk is equal to the carrying value of the Company's cash and other receivables which reflects management's assessment of the credit risk which at August 31, 2025 was $15,208,593 (May 31, 2025: $7,140,021).

Impairment losses

The allowance for doubtful accounts in respect of other receivables is used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible. At that point, the amounts are considered unrecoverable and are written off against the financial asset directly. The Company did not record any impairment for three months ended August 31, 2025 and the year ended May 31, 2025.

Liquidity risk

Liquidity risk is the exposure of the Company to the risk of not being able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its cash and cash equivalents and working capital balances.

The table below provides an analysis of the expected maturities of the Company's outstanding obligations as at August 31, 2025:

		Due prior to
	Amount	2026	2027	2028
	$	$	$	$
Trade payables and other current liabilities	533,621	533,621	-	-
Lease liability (Note 8)	156,568	62,190	70,206	24,172
Total expected maturities	690,189	595,811	70,206	24,172

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income (loss) or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Capital management

Management is focused on several objectives while managing the capital structure of the Company, specifically:

  Ensuring the Company has the financing capacity to execute its business plan and meet its strategic objectives while capitalizing on opportunities that add value for the Company's shareholders;
  Maintaining a strong capital base; and
  Safeguarding the Company's ability to continue as a going concern, such that it provides returns for shareholders and benefits for other stakeholders.

18. OPERATING SEGMENTS

Reportable Segments

The business is in early stage focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. For management purposes, the Company activities are managed and monitored by senior management as one operating segment. The financial statements included are the same financial statements that management uses to monitor the performance of the Company and for the allocation of resources.

Entity Wide Disclosures

As at and for the period ended August 31, 2025 and the year ended May 31, 2025, the Company's operations and assets were in Canada and the Netherlands.

As at August 31, 2025, geographic information was as follows:

	Canada $	Netherlands $
Assets	22,600,304	25,901
Loss and comprehensive loss	(6,259,549)	(65,469)

As at May 31, 2025, geographic information was as follows:

	Canada $	Netherlands $
Assets	12,810,611	23,809
Loss and comprehensive loss	(11,885,110)	(260,680)

As an early-stage development company, the Company was not yet generating sustainable revenues from its development activities. The revenues of $44,500 for the three months ended August 31, 2025 related to revenue earned following the completion of services pursuant to the technical evaluation and collaboration agreements for evaluation of the Company's HPU and HBU technology (Note 12).

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2025 Expressed in Canadian Dollars

19. SUPPLEMENTAL CASH FLOW INFORMATION

For the three months ended August 31, 2025 and 2024, the net change in non-cash working capital balances consists of the following:

	August 31, 2025 $	August 31, 2024 $
Other receivables	(265,766)	40,511
Prepaid expenses	(61,823)	(116,768)
Trade payables and other current liabilities	(26,322)	(61,859)
Project contributions payable	464	464
Net change in non-cash working capital balances	(353,447)	(137,652)

20. SUBSEQUENT EVENTS

Exercise of options and warrants

Subsequent to August 31, 2025, 26,500 options were exercised at an exercise price of $2.1125, 10,000 options were exercised at an exercise price of $2.34, 25,499 options were exercised at an exercise price of $3.25, 1,500 options were exercised at an exercise price of $3.5425, 13,000 options were exercised at an exercise price of $6.50, and 4,000 options were exercised at an exercise price of $9.00, for total proceeds of $288,067. Additionally, 71,090 June 2025 Share Warrants were exercised at an exercise price of US$10.13 for total proceeds of US$720,142.